

Mail Stop 4720

August 26, 2015

Via E-mail
John Price
Chief Financial Officer
MusclePharm Corporation
4721 Ironton Street
Denver, CO 80239

> **Re: MusclePharm Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 000-53166**

Dear Mr. Price:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
Harvey Kesner
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
 New York, NY 10006